787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 9, 2019

VIA EDGAR

John Grzeskiewicz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Science and Technology Trust II

(Securities Act File No. 333-229897, Investment Company Act File No. 811-23428)

Response to Staff Comments

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Science and Technology Trust II (the “Fund”), this letter responds to written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on March 28, 2019 regarding the filing of a registration statement on Form N-2 (the “Registration Statement”) for the Fund on February 26, 2019.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

Prospectus Cover Page

Comment No. 1:	Limited Term and Eligible Tender Offer. Please put the last three sentences of this paragraph about this Trust not being a “target date”, “target term” or “life cycle” fund in bold.

Response No. 1:	The requested change will be made in the Amendment.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

May 9, 2019

Prospectus Summary

Comment No. 2:	Limited Term and Eligible Tender Offer, pages 1-3. Please print in bold the last paragraph under this heading that states that the Fund is not a “target term”, “target date”, or “life cycle” fund.

Response No. 2:	The requested change will be made in the Amendment.

Summary of Trust Expenses

Comment No. 3:	Please confirm in your response letter to the Staff that short expenses (i.e., dividends paid on the stocks sold short) are in the fee table.

Response No. 3:	There are no interest or dividend expenses from short sales estimated to be incurred during the Fund’s first year of operations.

Comment No. 4:	The prospectus states that the Fund can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”). In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in a separate line in the fee table.

Response No. 4:	The Fund confirms that the AFFE estimated to be incurred in connection with investments in other open- and closed-end investment companies is not expected to exceed 0.01% of the Fund’s average net assets.

Comment No. 5:	Please furnish the Staff a completed fee table at least a week before acceleration is requested for this filing. We may have further comments.

Response No. 5:	The Fund will supplementally provide a completed fee table to the Staff prior to filing the Amendment.

Statement of Additional Information

Comment No. 6:	Management of the Trust, pages S-33 to S-35. The information about the Trustees and portfolio managers should be furnished by a pre-effective amendment.

Response No. 6:	The information about the Fund’s Trustees and portfolio managers will be included in the Amendment.

General

Comment No. 7:	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

May 9, 2019

Response No. 7:	In response to the Staff’s comments, consistent revisions will be made throughout the Amendment, to the extent applicable.

Comment No. 8:	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response No. 8:	The Fund notes the Staff’s comment.

Comment No. 9:	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response No. 9:	The Fund has not submitted and does not expect to submit an exemptive application or request for no-action relief in connection with the Registration Statement.

Comment No. 10:	If the Fund intends to rely on Rule 430A under the Securities Act of 1933, as amended, to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, before filing the Fund’s final pre-effective amendment.

Response No. 10:	The Fund intends to rely on Rule 430A to omit certain information from the prospectus included with the final pre-effective amendment to the Registration Statement and will identify such omitted information supplementally to the Staff prior to filing the final pre-effective amendment.

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Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Kiersten Zaza, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP